                                                               Exhibit (a)(5)(H)

               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


----------------------------------------x
                                        :
JOSEPH HUGHES,                          :
                                        :
         Plaintiff,                     :
                                        :
      v.                                :
                                        :
STEVEN C. HALSTEDT, JUSTIN L. JASCHKE,  :
JAMES C. ALLEN, TRYGVE E. MYHREN,       :
PAUL J. SALEM, YUKIMASA ITO, ARTHUR L.  :             C.A. No. 18055NC
CAHOON, VERIO INC., and NIPPON          :
TELEGRAPH AND TELEPHONE CORPORATION,    :
                                        :
         Defendants.                    :
                                        :
----------------------------------------X

                            CLASS ACTION COMPLAINT
                            ----------------------

          Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

          1. Plaintiff has been the owner of the common stock of Verio Inc. ("Verio" or the "Company") since prior to the wrongs herein complained of and continuously to date.

          2. Verio is a corporation duly organized and existing under the laws of the State of Delaware. The Company is the largest provider of websites for businesses and is a leading provider of comprehensive internet services.

          3. Defendant Nippon Telegraph and Telephone Corporation ("NTT") is a Japanese corporation and is the national telephone company of Japan. NTT owns or controls approximately 11.4% of Verio. NTT acquired its Verio shares for approximately $11 per share.

          4. Defendant Steven C. Halstedt is Chairman of the Board of the
Company.

          5. Defendant Justin L. Jaschke is Chief Executive Officer and a Director of the Company.

          6. Defendant Yukimasa Ito is a Director of the Company and a Vice President of NTT Communications Corp.

          7. Defendants James C. Allen, Trygve E. Myhren and Paul J. Salem and Arthur L. Cahoon are Directors of Verio.

          8. The Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of Verio and owe them the highest obligations of good faith and fair dealing.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

          9. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

          10. This action is properly maintainable as a class action because:

               (a) The Class is so numerous that joinder of all members is impracticable. As of March 14, 2000, there were approximately 78,724,424 shares of Verio common stock outstanding owned by hundreds, if not thousands, of record and beneficial, holders;

               (b) There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and (ii) whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

               (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

               (d) Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

               (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          11. On May 7, 2000, Reuters reported that Verio and NTT announced that they had entered into a definitive merger agreement whereby NTT will acquire the Verio shares it does not already own for $60 per share in cash in a transaction valued at $5.5 billion. Under the terms of the transaction as presently proposed, a U.S. subsidiary of NTT will commence a cash tender offer for all of Verio's outstanding common shares at a price of $60 per share no later than May 17, 2000.

          12. Although the $60 per share offer represents a premium to Verio's closing stock price on Friday, May 4, 2000, the offer is significantly below Verio's recent high of $84 per share, reached in March 2000. Additionally, given NTT's basis of $11 per share in the shares of Verio that it already owns, the cost of the proposed acquisition to NTT will be approximately $55 per share.

          13. By entering into the agreement with NTT, the Verio Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the Verio shareholders.

          14. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of Verio's highest transactional value.

          15. According to a May 8, 2000 Bloomberg's article, "[b]oth companies said there was at least one rival suitor for Verio, though they declined to provide details."

          16. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of Verio. The

Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to Verio's public shareholders.

          17. The Individual Defendants' fiduciary obligations under these circumstances require them to:

               (a) Undertake an appropriate evaluation of Verio's net worth as a merger/acquisition candidate; and

               (b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for Verio's public shareholders.

          18. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with NTT without making the requisite effort to obtain the best offer possible.

          19. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Verio's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of Verio common stock.

          20. The consideration to be paid to Class members in the proposed merger is unfair and inadequate because, among other things:

               (a) The intrinsic value of Verio's common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

               (b) The merger price is not the result of an appropriate consideration of the value of Verio because the Verio Board approved the proposed merger without undertaking steps to accurately ascertain Verio's value through open bidding or at least a "market check mechanism"; and

               (c) By entering into the agreement with NTT, the Individual Defendants have allowed the price of Verio stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of Verio stock.

          21. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

          22. NTT, because of its stock ownership and representation on Verio's Board has access to information about the Company that gives it an unfair advantage over other potential bidders. NTT used this information to negotiate a transaction favorable to itself and unfair to Verio's public shareholders. Additionally, NTT knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants in order to buy Verio at the lowest possible price.

          23. Plaintiff and other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff and members of the Class demand judgment against defendants as follows:

     a. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

     b. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

     c. In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

     d. Awarding compensatory damages against defendants, individual and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

     e. Awarding plaintiff his costs and disbursements, including a reasonable allowances for plaintiff's counsel and expert fees and expenses; and

     f. Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.


                                       ROSENTHAL, MONRAIT, GROSS
                                        & GODDESS, P.A.


                                       By:  Carmella P. Keener
                                          ------------------------------------
                                       Suite 1401, Mellon Bank Center
                                       P.O. Box 1070
                                       Wilmington, DE 19899-1070
                                       (302) 656-4433
                                       Attorneys for Plaintiff


OF COUNSEL:

STULL, STULL & BRODY
6 East 45th Street
New York, NY 10017
(212) 687-7230

WEISS & YOURMAN
551 Fifth Ave., #1600
New York, NY 10176
(212) 682-3025


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